UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

GMS Capital Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36190Y109

(CUSIP Number)

Caroline B. Coulombe
3055 L’Assomption Blvd.
Montreal, Quebec, H1N2H1 Canada
(514) 254-9473

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36190Y109

	1.	Names of Reporting Persons. S.S or I.R.S. Identification No. of above persons.
Caroline B. Coulombe

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization Canada

	7.	Sole Voting Power 3,574,920
Number of
Shares	8.	Shared Voting Power 0
Beneficially Owned by Each
Reporting	9.	Sole Dispositive Power 3,574,920
Person With
	10.	Shared Dispositive Power 0

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,574,920

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13.	Percent of Class Represented by Amount in Row (11) 66.63%

	14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 36190Y109

	1.	Names of Reporting Persons. S.S or I.R.S. Identification No. of above persons.
7776446 Canada Inc. doing business as Cosmera Inc.

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) WC

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization Canada

	7.	Sole Voting Power 3,574,920
Number of
Shares	8.	Shared Voting Power 0
Beneficially Owned by Each
Reporting	9.	Sole Dispositive Power 3,574,920
Person With
	10.	Shared Dispositive Power 0

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,574,920

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13.	Percent of Class Represented by Amount in Row (11) 66.63%

	14.	Type of Reporting Person (See Instructions)
CO

This Schedule 13D is filed by Caroline B. Coulombe (“Coulombe”) and  7776446 Canada Inc. doing business as Cosmera Inc. (“Cosmera”) with respect to shares of the $.001 par value common stock (“Common Stock”) of GMS Capital Corp., a Florida corporation (the “Issuer”).

The percentage of beneficial ownership disclosed in this Schedule 13D is based upon 5,365,400 shares of common stock outstanding as of March 20, 2012.

Item 1. Security and Issuer

The class of equity securities disclosed in this Schedule 13D is the Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 3055 L'Assomption Blvd., Montréal, Québec H1N 2H1 Canada.

Item 2. Identity and Background

Coulombe’s business address is 3055 L'Assomption Blvd., Montréal, Québec H1N 2H1 Canada.  Cosmera’s business address is 5670 Sherbrooke St. East, Montreal, Quebec H1N 1A1 Canada.

Coulombe has been the president and chief executive officer of the Issuer and a member of its Board of Directors (“Board”) since March 12, 2012 and is the president, director and the controlling shareholder of Cosmera.  Cosmera is a holding company.

Neither Coulombe nor Cosmera has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Coulombe nor Cosmera has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Coulombe is a citizen of Canada.  Cosmera is a Canadian corporation.

Item 3. Source and Amount of Funds or Other Consideration

Cosmera utilized its working capital as the consideration for the purchase referred to in Item 4 below.

Item 4. Purpose of Transaction

On March 9, 2012, Cosmera entered into and closed a stock purchase agreement (the “Purchase Agreement”) with Metratech Business Solutions Inc. and Marcel Cote (collectively, the “Sellers”) pursuant to which Cosmera purchased 3,574,920 shares of Issuer’s common stock from the Sellers for the purchase price of $250,000 or $0.069 per share.

The purpose of the acquisition of shares described in Item 3 above was for investment purposes.  Following the acquisition, George Metrakos (“Metrakos) resigned as the Issuer’s President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer and Coulombe was appointed as the Issuer’s President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and a Director.

The parties to the Purchase Agreement agreed that as soon as practicable after the tenth day after the mailing of the Information Statement (defined below) to the Issuer’s stockholders, Metrakos shall resign from the Board and, immediately after such resignation, the Board will be comprised of a number of members established by Coulombe, the sole remaining director of the Issuer, all of whom shall be nominated by Cosmera.  As of the date of this Schedule 13D, Cosmera has not nominated any such members to the Board.

The Issuer agreed to prepare and file with the Securities and Exchange Commission, and thereafter mail, an information statement (“Information Statement”) pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, for the purpose of notifying the Issuer’s stockholders of the above-referenced transactions and change in the majority of the Board as soon as practicable.

At the date of this Schedule 13D, neither Coulombe nor Cosmera, except as set forth in this Schedule 13D, and consistent with Coulombe’s position as a director and chief executive officer of the Issuer, has any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer

Each of Coulombe and Cosmera is deemed to be the beneficial owner of 3,574,920 shares of the Issuer’s Common Stock, or approximately 66.63% of the Issuer’s outstanding Common Stock.   Coulombe and Cosmera have sole voting and dispositive power over such shares.

In the past 60 days, Cosmera effected the transactions described under Item 4 above and such transactions are incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

1.  Stock Purchase Agreement between 7776446 Canada Inc. doing business as Cosmera Inc., Metratech Business Solutions Inc. and Marcel Cote.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2011

CAROLINE B. COULOMBE /s/ Caroline B. Coulombe
Caroline B. Coulombe
7776446 CANADA INC. DOING BUSINESS AS COSMERA INC. /s/ Caroline Coulombe
Caroline B. Coulombe, President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of the 5th  day of March 2012, by and between Metratech Business Solutions Inc. and Marcel Coté (collectively, the “Sellers”), the holders of shares of capital stock of GMS Capital Corp., a Florida corporation, (the “Company”) and 7776446 Canada Inc. doing business as Cosmera Inc. (the “Purchaser”).

WHEREAS, the Sellers own three million five hundred seventy-four thousand nine hundred twenty (3,574,920) shares of common stock, par value $0.001 per share (the “Common Stock”), of the Company as specified in Appendix A; and

WHEREAS, the Sellers desire to sell to the Purchaser, and the Purchaser desires to purchase from the Sellers, three million five hundred seventy-four thousand nine hundred twenty (3,574,920) shares of Common Stock (the “Shares”), on the terms and subject to the conditions of this Agreement;

NOW THEREFORE, in consideration of the mutual promises herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.           Sale of the Shares.  Subject to the terms and conditions of this Agreement, and in reliance upon the representations, warranties, covenants and agreements contained in this Agreement, the Sellers shall sell the Shares to the Purchaser, and the Purchaser shall purchase the Shares from the Sellers for a purchase price of Two Hundred Fifty Thousand U.S. Dollars (US$250,000) (the “Purchase Price”).

2.           Closing.

(a) The purchase and sale of the Shares shall take place at a closing (the “Closing”), to be held on or before March 5, 2012, at the law office of M2 Law Professional Corporation (“Escrow Agent”).

(b) At the Closing:

(i) The Sellers shall deliver to the Escrow Agent all certificates representing the Shares being purchased, along with the proper stock powers with Signature Guarantees acceptable to the transfer agent, which certificates and powers shall be delivered by the Escrow Agent to the Purchaser at Closing; and

(ii) The Purchaser shall pay to the Sellers the Purchase Price for the Shares.

(c) At and at any time after the Closing, the parties shall duly execute, acknowledge and deliver all such further assignments, conveyances, instruments and documents, and shall take such other action consistent with the terms of this Agreement to carry out the transactions contemplated by this Agreement.

(d) All representations, covenants and warranties of the Purchaser and Sellers contained in this Agreement shall be true and correct on and as of the Closing Date with the same effect as though the same had been made on and as of such date.

3.           Representations and Warranties of the Purchaser.  The Purchaser hereby makes the following represents and warranties to the Sellers:

(a)           Purchaser has the requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and otherwise to carry out its obligations hereunder.  No consent, approval or agreement of any individual or entity is required to be obtained by the Purchaser in connection with the execution and performance by the Purchaser of this Agreement or the execution and performance by the Purchaser of any agreements, instruments or other obligations entered into in connection with this Agreement.

(b)           Purchaser acknowledges that such Purchaser has had the opportunity to ask questions of and receive answers from, or obtain additional information from, the executive officers of the Company concerning the financial and other affairs of the Company. In making the decision to purchase the Shares, the Purchaser hereby acknowledges that such Purchaser has relied upon the prospectus and other written information provided to such Purchaser by the Company or filed electronically on the SEC EDGAR filing system.

4.           Representations and Warranties of the Sellers.  Sellers hereby make the following representations and warranties to the Purchaser, which may be relied on by any subsequent purchasers of the Purchaser’s capital stock and their counsel:

(a)           Sellers own the Shares free and clear of all any and all liens, claims, encumbrances, preemptive rights, right of first refusal and adverse interests of any kind.

(b)           Sellers have the requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and otherwise to carry out Sellers’ obligations hereunder.  No consent, approval or agreement of any individual or entity is required to be obtained by the Sellers in connection with the execution and performance by the Sellers of this Agreement or the execution and performance by the Sellers of any agreements, instruments or other obligations entered into in connection with this Agreement.

(c) There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the Sellers’s knowledge, threatened against the Sellers or any of Sellers’ properties.  There is no judgment, decree or order against the Sellers that could prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

(d) There are no material claims, actions, suits, proceedings, inquiries, labor disputes or investigations pending or, to the Sellers’ knowledge, threatened against the Sellers or any of its assets, at law or in equity or by or before any governmental entity or in arbitration or mediation. No bankruptcy, receivership or debtor relief proceedings are pending or, to the Sellers’ knowledge, threatened against the Sellers.

(e) The Sellers have complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state, local or foreign Law, judgment, decree, injunction or order, applicable to it, the conduct of its business, or the ownership or operation of its business.    References in this Agreement to “Laws” shall refer to any laws, rules or regulations of any federal, state or local government or any governmental or quasi-governmental agency, bureau, commission, instrumentality or judicial body (including, without limitation, any federal or state securities law, regulation, rule or administrative order).

5.   Finder’s Fee.  Sellers represents and warrants that no person is entitled to receive a finder’s fee from Sellers in connection with this Agreement as a result of any action taken by the Purchaser or Sellers pursuant to this Agreement, and agrees to indemnify and hold harmless the other party, its officers, directors and affiliates, in the event of a breach of the representation and warranty.  This representation and warranty shall survive the Closing.

6.           Termination by Mutual Agreement.  This Agreement may be terminated at any time by mutual consent of the parties hereto, provided that such consent to terminate is in writing and is signed by all of the parties hereto.

7.           Miscellaneous.

(a)           Entire Agreement.  This Agreement constitutes the entire agreement of the parties, superseding and terminating any and all prior or contemporaneous oral and written agreements, understandings or letters of intent between or among the parties with respect to the subject matter of this Agreement.  No part of this Agreement may be modified or amended, nor may any right be waived, except by a written instrument which expressly refers to this Agreement, states that it is a modification or amendment of this Agreement and is signed by the parties to this Agreement, or, in the case of waiver, by the party granting the waiver.  No course of conduct or dealing or trade usage or custom and no course of performance shall be relied on or referred to by any party to contradict, explain or supplement any provision of this Agreement, it being acknowledged by the parties to this Agreement that this Agreement is intended to be, and is, the complete and exclusive statement of the Agreement with respect to its subject matter.  Any waiver shall be limited to the express terms thereof and shall not be construed as a waiver of any other provisions or the same provisions at any other time or under any other circumstances.

(b) Severability.  If any section, term or provision of this Agreement shall to any extent be held or determined to be invalid or unenforceable, the remaining sections, terms and provisions shall nevertheless continue in full force and effect.

(c) Notices.  All notices provided for in this Agreement shall be in writing signed by the party giving such notice, and delivered personally or sent by overnight courier, mail or messenger against receipt thereof or sent by registered or certified mail, return receipt requested, or by facsimile transmission or similar means of communication if receipt is confirmed or if transmission of such notice is confirmed by mail as provided in this Section 7(c).  Notices shall be deemed to have been received on the date of personal delivery or telecopy or attempted delivery.

(d) Governing Law.  This Agreement shall be governed and construed in accordance with the laws of the State of Florida applicable to agreements executed and to be performed wholly within such State, without regard to any principles of conflicts of law.  Each of the parties hereby  irrevocably consents and agrees that any legal or equitable action or proceeding arising under or in connection with this Agreement shall be brought in the courts located in Montreal  Quebec, by execution and delivery of this Agreement, irrevocably submits to and accepts the jurisdiction of said courts, (iii) waives any defense that such court is not a convenient forum, and (iv) consent to any service of process made either (x) in the manner set forth in Section 7(c) of this Agreement (other than by telecopier), or (y) any other method of service permitted by law.

(e) Parties to Pay Own Expenses.  Each of the parties to this Agreement shall be responsible and liable for its own expenses incurred in connection with the preparation of this Agreement, the consummation of the transactions contemplated by this Agreement and related expenses.

(f) Successors.  This Agreement shall be binding upon the parties and their respective heirs, executors, administrators, legal representatives, successors and assigns; provided, however, that neither party may assign this Agreement or any of its rights under this Agreement without the prior written consent of the other party.

(g) Further Assurances.  Each party to this Agreement agrees, without cost or expense to any other party, to deliver or cause to be delivered such other documents and instruments as may be reasonably requested by any other party to this Agreement in order to carry out more fully the provisions of, and to consummate the transaction contemplated by, this Agreement.

(h) Counterparts.  This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

(i) No Strict Construction.  The language used in this Agreement will be deemed to be the language chosen by the parties with the advice of counsel to express their mutual intent, and no rules of strict construction will be applied against any party.

(j) Headings.  The headings in the Sections of this Agreement are inserted for convenience only and shall not constitute a part of this Agreement.

(k) Legal Representation.  Each party hereto acknowledges that it has been represented by independent legal counsel in the preparation of the Agreement.  Each party recognizes and acknowledges that counsel to the Company has represented other shareholders of the Company and may, in the future, represent others in connection with various legal matters and each party waives any conflicts of interest and other allegations that it has not been represented by its own counsel.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

SELLERS: NAME: Metratech Business Solutions Inc.
By:	/s/ George Metrakos
George Metrakos
Its:	President

NAME: Marcel Coté /s/ Marcel Coté
Marcel Coté

PURCHASER: 7776446 Canada Inc.
By:	/s/ Caroline Coulombe
Caroline Coulombe
Its:	President

Appendix A

Number of Shares of
Name	Common Stock
Metratech Business Solutions Inc.	2,562,440
Marcel Côté	1,012,480
Total	3,574,920